FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of …	November	………………………………………………… ,	2018

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-....................

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date….	November 13, 2018	By……/s/…… Kazuhiko Nagashima ………
(Signature)*

Kazuhiko Nagashima
Executive Officer
Deputy Group Executive
Finance & Accounting Headquarters
Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1.	Quarterly Report filed with the Japanese government pursuant to the Financial Instruments and Exchange Law of Japan For the third quarter ended September 30, 2018

[English summary with full translation of consolidated financial information]

Quarterly Report filed with the Japanese government

pursuant to

the Financial Instruments and Exchange Law of Japan

For the third quarter ended

September 30, 2018

CANON INC.

Tokyo, Japan

CONTENTS

			Page
I	Corporate Information

	(1)	Consolidated Financial Summary	2

	(2)	Description of Business	3

II	The Business

	(1)	Risk Factors	4

	(2)	Significant Business Contracts Entered into in the Third quarter of Fiscal 2018	4

	(3)	Operating Results	4

III	Company Information

	(1)	Shares	9

	(2)	Directors and Executive Officers	11

IV	Financial Statements

	(1)	Consolidated Financial Statements	12

	(2)	Other Information	53

Disclaimer Regarding Forward-Looking Statements

This quarterly report includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) concerning Canon Inc. (the “Company”) and its subsidiaries (collectively “Canon”). To the extent that statements in this quarterly report do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of Canon in light of the information currently available to them, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause Canon’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Canon undertakes no obligation to publicly update any forward-looking statements after the date of this quarterly report. Investors are advised to consult any further disclosures by Canon in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934 and its other filings.

The risks, uncertainties and other factors referred to above include, but are not limited to, foreign currency exchange rate fluctuations; the uncertainty of Canon’s ability to implement its plans to localize production and other measures to reduce the impact of foreign currency exchange rate fluctuations; uncertainty as to economic conditions in Canon’s major markets; uncertainty of continued demand for Canon’s high-value-added products; Canon’s ability to continue to develop products and to market products that incorporate new technology on a timely basis, are competitively priced, and achieve market acceptance; the possibility of losses resulting from foreign currency transactions designed to reduce financial risks from changes in foreign currency exchange rates; disasters, outages or similar events; and inventory risk due to disruptions in supply chains and shifts in market demand.

I. Corporate Information

(1)	Consolidated Financial Summary

	Millions of yen (except per share amounts)
	Nine months ended September 30, 2018	Nine months ended September 30, 2017	Three months ended September 30, 2018	Three months ended September 30, 2017	Year ended December 31, 2017

Net sales	2,893,597	2,959,724	926,498	994,490	4,080,015

Income before income taxes	262,930	265,367	67,050	87,801	353,884

Net income attributable to Canon Inc.	181,041	187,320	46,258	63,051	241,923

Comprehensive income (loss)	157,295	231,616	107,612	103,566	317,383

Canon Inc. shareholders’ equity	-	-	2,842,891	2,792,601	2,870,630

Total equity	-	-	3,071,658	3,011,392	3,096,175

Total assets	-	-	5,003,247	5,185,937	5,198,291

Net income attributable to Canon Inc. shareholders per share:

Basic (yen)	167.67	172.30	42.84	58.39	222.88

Diluted (yen)	167.66	172.30	42.84	58.39	222.88

Canon Inc. shareholders’ equity to total assets (%)	-	-	56.8	53.8	55.2

Cash flows from operating activities	193,707	414,506	-	-	590,557

Cash flows from investing activities	(136,454)	(132,152)	-	-	(165,010)

Cash flows from financing activities	(235,294)	(269,843)	-	-	(340,464)

Cash and cash equivalents at end of period	-	-	535,234	646,841	721,814

Notes:

1.	Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.

2.	Consumption tax is excluded from the stated amount of net sales.

3.

The computation of diluted net income attributable to Canon Inc. shareholders per share for 2017 and the nine months ended September 30, 2017 excludes outstanding stock options because the effect would be anti-dilutive.

4.	There were no dilutive securities during the three months ended September 30, 2017.

(2)	Description of Business

Canon prepares quarterly consolidated financial statements in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). Financial information presented in sections “II. The Business” is also in conformity with U.S.GAAP.

The Canon Group (consisting of the Company, 380 consolidated subsidiaries, and 8 affiliates accounted for using the equity method, as of September 30, 2018, collectively, the “Group”) is engaged in development, manufacturing, sales, and servicing activities in areas such as office, imaging systems, medical systems, and industrial equipment. No material change in Canon’s business has occurred during the nine months ended September 30, 2018.

No additions or removals of significant group entities have occurred during the nine months ended September 30, 2018.

II. The Business

(1)	Risk Factors

No material changes are recognized pursuant to the risk factors of Canon’s business indicated in the Annual Securities Report (Yukashoken Houkokusho) of the previous fiscal year.

(2)	Significant Business Contracts Entered into in the Third Quarter of Fiscal 2018

No material contracts were entered into during the three months ended September 30, 2018.

(3)	Operating Results

Looking back at the global economy in the first nine months of 2018, the U.S. economy continued to grow steadily as employment conditions improved. The European economy continued to grow moderately, mainly driven by domestic demand, while exports remained weak. In China, public investments and consumer spending slowed down and the economies of emerging countries faced slowdowns in market growth mainly due to local currency depreciation. In Japan, although consumer spending appeared to be at a standstill, capital investment continued to improve. As a result, the global economy overall remained in a state of gradual recovery.

As for the markets in which Canon operates amid these conditions, demand for office multifunction devices (“MFDs”) and laser printers remained firm supported by the trend of shifting from monochrome to color models and increasing demand in emerging countries. The decline of the camera market continued and the market for inkjet printers was slightly below the level of the previous year. While demand for medical equipment slowed down in Japan, overall demand grew moderately. Within the Industry and Others sector, although capital investment in organic LED (“OLED”) panel manufacturing equipment faced a temporary slowdown, demand for network cameras enjoyed solid growth.

The average values of the yen during the third quarter and the first nine months of the year were ¥111.47 and ¥109.53 against the U.S. dollar, respectively, year-on-year depreciation of approximately ¥1 and year-on-year appreciation of approximately ¥2, and ¥129.63 and ¥130.88 against the euro, respectively, year-on-year appreciation of approximately ¥1 and year-on-year depreciation of approximately ¥6.

(3)	Operating Results (continued)

[Third quarter results]

During the third quarter, unit sales of office MFDs increased compared with the same period of the previous year due to the solid sales of color models, mainly outside of Japan. Additionally, unit sales of laser printers increased compared with the same period of the previous year, supported by expanded sales of both monochrome and color models. Total sales volume of interchangeable-lens digital cameras decreased compared with the same period of the previous year, mainly for entry-class models, due to a temporary slowdown in demand. However, sales of mirrorless cameras increased. Looking at inkjet printers, unit sales increased compared with the same period of the previous year, thanks to such factors as expanded sales of home-use models and refillable ink tank models. For medical equipment, sales decreased compared with the same period of the previous year mainly due to the postponement of capital investment by medical institutions related to revisions to Japan’s public health insurance program. For industrial equipment, sales of flat-panel display (“FPD”) lithography equipment and manufacturing equipment for OLED panels decreased compared with the same period of the previous year due to a slowdown in investment in OLED panels, and sales of network cameras increased steadily in response to the growing market. Under these conditions, third-quarter net sales decreased by 6.8% year on year to ¥926.5 billion. Although the gross profit ratio dropped by 2.3 points to 46.1%, this was mainly due to the fact that certain costs that were under operating expenses have been reclassified under cost of sales following the adoption of new accounting standards related to revenue recognitions. Excluding the impact of this reclassification, the gross profit ratio increased by 0.8 points to 49.2%. Operating expenses decreased by 11.1% year on year to ¥358.7 billion, thanks to continuous Group-wide efforts to reduce spending as well as the impact of the aforementioned reclassification of figures related to the adoption of new accounting standards. As a result, third-quarter operating profit decreased by 12.4% to ¥68.3 billion. Other income (deductions) decreased by ¥11.1 billion, mainly due to gain on securities contributed to the retirement benefit trust during the same period of the previous year and an increase in foreign currency exchange losses, while income before income taxes decreased by 23.6% year on year to ¥67.1 billion and net income attributable to Canon Inc. decreased by 26.6% to ¥46.3 billion.

Basic net income attributable to Canon Inc. shareholders per share was ¥42.84 for the third quarter, a year-on-year decrease of ¥15.55.

[Nine-month results]

During the first nine months, unit sales of office MFDs increased compared with the same period of the previous year due to the solid sales of color models, mainly outside of Japan. Additionally, unit sales of laser printers, both monochrome and color models, increased compared with the same period of the previous year. Total sales volume of interchangeable-lens digital cameras decreased compared with the same period of the previous year, mainly for entry-class models, due to a temporary slowdown in demand. However, sales of mirrorless cameras increased. Looking at inkjet printers, unit sales increased compared with the same period of the previous year, thanks to such factors as expanded sales of home-use models and refillable ink tank models. For medical equipment, sales decreased compared with the same period of the previous year mainly due to the postponement of capital investment by medical institutions related to revisions to Japan’s public health insurance program. For industrial equipment, unit sales of semiconductor lithography equipment increased from the same period of the previous year due to increasing demand for memory devices. However, for FPD lithography equipment and OLED panel manufacturing equipment, sales decreased compared with the same period of the previous year mainly due to a temporary slowdown in capital investment in panel manufacturing equipment which has been particularly high until recently, and sales of network cameras increased steadily in response to the growing market. Under these conditions, net sales for the first nine months ended September 30, 2018 decreased by 2.2% year on year to ¥2,893.6 billion. Although the gross profit ratio dropped by 2.3 points to 46.5%, this was mainly due to the fact that certain costs that were under operating expenses have been reclassified under cost of sales following the adoption of new accounting standards related to revenue recognitions. Excluding the impact of this reclassification, the gross profit ratio increased by 0.7 points to 49.5%. Operating expenses decreased by 8.1% year on year to ¥1,102.9 billion, thanks to continuous Group-wide efforts to reduce spending as well as the impact of the aforementioned reclassification of figures related to the adoption of new accounting standards. As a result, first nine months operating profit decreased by 0.7% to ¥243.4 billion. Other income (deductions) decreased by ¥0.8 billion, mainly due to an increase in foreign currency exchange losses, while income before income taxes decreased by 0.9% year on year to ¥262.9 billion and net income attributable to Canon Inc. decreased by 3.4% to ¥181.0 billion.

Basic net income attributable to Canon Inc. shareholders per share was ¥167.67 for the first nine months, a year-on-year decrease of ¥4.63.

(3)	Operating Results (continued)

Looking at Canon’s first nine months performance by business unit, starting with the Office Business Unit, unit sales of office MFDs increased from the same period of the previous year, supported by such color models as the next-generation A3 (12”x18”) color imageRUNNER ADVANCE series, which are compatible with external cloud services, and the imageRUNNER C3020 series, strategic models for emerging countries. As for laser printers, sales increased from the previous year, supported by steady sales of new models that achieved low power consumption, compact body designs and high productivity. Under these conditions, sales for the combined first nine months of the year totaled ¥1,335.7 billion, a year-on-year increase of 0.6%, while operating profit totaled ¥166.5 billion, a year-on-year increase of 6.9%.

Within the Imaging System Business Unit, Canon maintained the top share of the overall interchangeable-lens digital camera market, mainly in major countries in Europe and the Americas and in Japan. Within this, sales of mirrorless cameras increased mainly supported by sales of such new products as the EOS Kiss M. However, unit sales decreased overall compared with the same period of the previous year due to a temporary slowdown in demand, mainly for entry-level models. As for digital compact cameras, although unit sales decreased compared with the same period of the previous year amid the shrinking market, sales of high-value-added models such as the PowerShot G-series enjoyed solid demand. For inkjet printers, unit sales increased compared with the same period of the previous year, supported by steady sales of home-use models and refillable ink tank models due to the implementation of revised sales strategies tailored to each region. As a result, sales for the combined first nine months of the year totaled ¥710.6 billion, a year-on-year decrease of 10.6%, while operating profit totaled ¥80.9 billion, a year-on-year decrease of 30.8%.

Within the Medical System Business Unit, Canon Medical Systems Corporation’s computed tomography (“CT”) systems maintained the top share of the Japanese market, and sales grew steadily for such newly launched products as the Vantage Orian, magnetic resonance imaging (“MRI”) systems, which achieved the industry’s highest levels of image quality. However, overall sales decreased compared with the same period of the previous year due to restrained purchasing of diagnostic imaging systems in Japan. As a result, sales for the combined first nine months of the year totaled ¥319.4 billion, a year-on-year decrease of 3.9%, while operating profit totaled ¥20.5 billion, a year-on-year increase of 16.8%.

In the Industry and Others Business Unit, unit sales of semiconductor lithography equipment increased from the same period of the previous year due to increasing demand for memory devices. However, for FPD lithography equipment and OLED panel manufacturing equipment, sales decreased compared with the same period of the previous year mainly due to a temporary slowdown in capital investment in panel manufacturing equipment which has been particularly high until recently. As for network cameras, Axis enjoyed solid sales amid increasing market demand. Consequently, sales for the combined first nine months of the year totaled ¥607.1 billion, a year-on-year increase of 6.2%, while operating profit totaled ¥55.5 billion, a year-on-year increase of 45.0%.

Operating profit of each segment includes certain other income and deductions, mainly consisting of net periodic pension cost other than service cost component. Please refer to Note 17 for additional information.

(3)	Operating Results (continued)

Cash Flows

During the first nine months of 2018, cash flow from operating activities totaled ¥193.7 billion, a decrease of ¥220.8 billion compared with the same period of the previous year, mainly owing to increased working capital and payment of income taxes. Cash flow from investing activities increased by ¥4.3 billion a year-on-year to ¥136.5 billion mainly due to a decrease in the sale of fixed assets. Accordingly, free cash flow totaled ¥57.3 billion, a decrease of ¥225.1 billion compared with the corresponding year-ago period.

Cash flow from financing activities recorded an outlay of ¥235.3 billion, mainly owing to the dividend payout, and the repayment of long-term debt.

Owing to these factors, as well as the impact from foreign currency translation adjustments, cash and cash equivalents decreased by ¥186.6 billion to ¥535.2 billion from the end of the previous year.

Non-GAAP Financial Measures

We have reported our financial results in accordance with U.S. GAAP. In addition, we have discussed our results using “free cash flow,” which is a non-GAAP measure.

We believe this measure, which takes into consideration the Company’s operating and investing activities, is beneficial to an investor’s understanding of Canon’s current liquidity and the alternatives of use in financing activities.

A reconciliation of this non-GAAP financial measure and the most directly comparable measures calculated and presented in accordance with U.S. GAAP are set forth on the following table.

Billions of yen
Nine months ended September 30, 2018
Net cash provided by operating activities	193.7

Net cash used in investing activities	(136.5)

Free cash flow	57.3

(3)	Operating Results (continued)

Management Issues to be Addressed

No material changes or issues with respect to business operations and finances have occurred during the nine months ended September 30, 2018.

Research and Development Expenditures

Canon’s research and development expenditures for the nine months ended September 30, 2018 totaled ¥232.6billion.

Property, Plant and Equipment

(1)    Major Property, Plant and Equipment

There were no significant changes to the status of existing major property, plant and equipment during the nine months ended September 30, 2018.

(2)    Prospect of Capital Investment in the first nine months of Fiscal 2018

The new construction of property, plant and equipment, which had been in progress as of December 31, 2017 and was completed during the first nine months of 2018, is as follow:

Name and location	Principal activities and products manufactured	Date of completion
Canon Inc., Shimomaruko, Japan	New training and administration center (Headquarters Operations)	July 2018

There were no significant changes in the plans relevant to the retirement of property, plant and equipment during the nine months ended September 30, 2018. Moreover, there were no significant additional plans for new construction or retirement of property, plant and equipment during the nine months ended September 30, 2018.

III. Company Information

(1)	Shares

Total number of authorized shares is 3,000,000,000 shares. The common stock of Canon is listed on the Tokyo, Nagoya, Fukuoka, Sapporo and New York Stock Exchanges. Total issued shares are as follows:

As of September 30, 2018

Total number of issued shares	1,333,763,464

Stock Acquisition Rights

Not applicable.

Exercise status of bonds with share subscription rights containing an adjustable exercise price clause

Not applicable.

Rights Plan

Not applicable.

Change in Issued Shares, Common Stock and Additional Paid in Capital

	Change during this term	As of September 30, 2018
Issued Shares (Number of shares)	-	1,333,763,464
Common Stock (Millions of yen)	-	174,762
Additional Paid-in Capital (Millions of yen)	-	306,288

Major Shareholders

Not applicable.

(1)	Shares (continued)

Voting Rights

The information provided below is based on the latest register of shareholders as of June30, 2018.

	As of June 30, 2018

Classification	Number of shares (shares)	Number of voting rights (units)

Shares without voting rights	-	-

Shares with restricted voting rights (Treasury stock, etc.)	-	-

Shares with restricted voting rights (Others)	-	-

Shares with full voting rights (Treasury stock, etc.)	(treasury stock) 254,010,300	-

Shares with full voting rights (Others)	1,078,363,000	10,783,630

Fractional unit shares (Note)	1,390,164	-

Total number of issued shares	1,333,763,464	-

Total voting rights held by all shareholders	-	10,783,630

Note:

In “Fractional unit shares” under “Number of shares,” 88 shares of treasury stock are included.

Treasury Stock, etc.

	Number of shares owned	Number of shares owned /
	(Number of shares)	Number of shares issued

Canon Inc.	254,010,300	19.04%

Total	254,010,300	19.04%

(2)	Directors and Executive Officers

There were no changes in members of directors and auditors between the filing date of the Annual Securities Report (Yukashoken Houkokusho) for the fiscal year ended December 31, 2017 and the end of this quarter.

Change in functions of director is below:

Toshizo Tanaka	(Executive Vice President & CFO: Group Executive of Finance & Accounting Headquarters, Group Executive of Public Affairs Headquarters, Group Executive of Facilities Management Headquarters)

There were no changes in members of executive officers between the filing date of the Annual Securities Report (Yukashoken Houkokusho) for the fiscal year ended December 31, 2017 and the end of this quarter.

Changes in functions of executive officers are below:

Masanori Yamada	(Managing Executive Officer: Chief Executive of Image Solutions Business Operations, Chief of Rugby World Cup / Olympic and Paralympic Project)

Aitake Wakiya	(Managing Executive Officer: Executive Vice President of Canon Europe Ltd.)

Ryuichi Ebinuma	(Managing Executive Officer: Group Executive of Corporate Planning Headquarters)

Yuichi Ishizuka	(Managing Executive Officer: President of Canon Europa N.V., President of Canon Europe Ltd.)

Kazuto Ogawa	(Managing Executive Officer: President of Canon U.S.A., Inc.)

Takayuki Miyamoto	(Managing Executive Officer: Chief Executive of Peripheral Products Operations, Chief of Canon EXPO Project)

Katsumi Iijima	(Managing Executive Officer: Group Executive of Digital Business Platform Development Headquarters)

Nobutoshi Mizusawa	(Executive Officer: Deputy Chief Executive of Medical Systems Operations)

Yoichi Iwabuchi	(Executive Officer: Group Executive of Information & Communication Systems Headquarters)

Akiko Tanaka	(Executive Officer: Deputy Group Executive of Corporate Planning Headquarters, President of Canon BioMedical, Inc.)

Hisahiro Minokawa	(Executive Officer: Group Executive of Human Resources Management & Organization Headquarters)

Minoru Asada	(Executive Officer: Executive Vice President of Oce Technologies B.V.)

Kazuhiko Nagashima	(Executive Officer: Deputy Group Executive of Finance & Accounting Headquarters)

Masaki Omori	(Executive Officer: Deputy Group Executive of Production Engineering Headquarters)

The Number of Directors and Executive Officers by Gender

Males: 46, Females: 2 (Females account for 4.2% of the total.)

Based on the number of Directors and Executive Officers as of September 30, 2018.

IV.  Financial Statements (Unaudited)

(1)	Consolidated Financial Statements

Index of Consolidated Financial Statements of Canon Inc. and Subsidiaries:

CANON INC. AND SUBSIDIARIES

Consolidated Balance Sheets

	Millions of yen
	September 30, 2018	December 31, 2017
Assets
Current assets:
Cash and cash equivalents (Notes 15 and 16)	535,234	721,814
Short-term investments (Notes 2 and 15)	1,330	1,965
Trade receivables, net (Note 3)	581,844	650,872
Inventories (Note 4)	660,367	570,033
Prepaid expenses and other current assets (Notes 10, 12 and 16)	327,509	287,965

Total current assets	2,106,284	2,232,649

Noncurrent receivables (Note 13)	19,000	35,444
Investments (Notes 2 and 15)	50,127	48,320
Property, plant and equipment, net (Note 5)	1,097,929	1,126,620
Intangible assets, net	401,771	420,972
Goodwill	924,075	936,722
Other assets (Note 16)	404,061	397,564

Total assets	5,003,247	5,198,291

CANON INC. AND SUBSIDIARIES

Consolidated Balance Sheets (continued)

	Millions of yen
	September 30, 2018	December 31, 2017
Liabilities and equity
Current liabilities:
Short-term loans and current portion of long-term debt (Note 14)	38,232	39,328
Trade payables (Note 6)	374,277	380,654
Accrued income taxes	28,674	77,501
Accrued expenses (Note 13)	332,889	330,188
Other current liabilities (Notes 10 and 12)	256,014	281,809

Total current liabilities	1,030,086	1,109,480

Long-term debt, excluding current instalments (Notes 7 and 14)	442,021	493,238
Accrued pension and severance cost	344,147	365,582
Other noncurrent liabilities	115,335	133,816

Total liabilities	1,931,589	2,102,116

Commitments and contingent liabilities (Note 13)

Equity:
Canon Inc. shareholders’ equity (Note 8):
Common stock	174,762	174,762
(Number of authorized shares)	(3,000,000,000)	(3,000,000,000)
(Number of issued shares)	(1,333,763,464)	(1,333,763,464)
Additional paid-in capital	401,612	401,386
Legal reserve	67,098	66,879
Retained earnings	3,437,212	3,429,312
Accumulated other comprehensive income (loss) (Note 9)	(179,297)	(143,228)
Treasury stock, at cost	(1,058,496)	(1,058,481)
(Number of shares)	(254,011,562)	(254,007,681)

Total Canon Inc. shareholders’ equity	2,842,891	2,870,630
Noncontrolling interests (Note 8)	228,767	225,545

Total equity (Note 8)	3,071,658	3,096,175

Total liabilities and equity	5,003,247	5,198,291

CANON INC. AND SUBSIDIARIES

Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income
	Millions of yen
	Nine months ended September 30, 2018	Nine months ended September 30, 2017

Net sales (Note 10):
Products and Equipment	2,327,760	2,549,081
Services	565,837	410,643

	2,893,597	2,959,724

Cost of sales (Note 10):
Products and Equipment	1,281,157	1,346,885
Services	266,163	168,318

	1,547,320	1,515,203

Gross profit	1,346,277	1,444,521

Operating expenses:
Selling, general and administrative expenses (Notes 10 and 16)	870,347	953,765
Research and development expenses	232,556	245,739

	1,102,903	1,199,504

Operating profit	243,374	245,017

Other income (deductions):
Interest and dividend income	5,430	4,534
Interest expense	(653)	(582)
Other, net (Notes 2,9,12 and 16)	14,779	16,398

	19,556	20,350

Income before income taxes	262,930	265,367

Income taxes	71,946	69,248

Consolidated net income	190,984	196,119

Less: Net income attributable to noncontrolling interests	9,943	8,799

Net income attributable to Canon Inc.	181,041	187,320

	Yen	Yen
Net income attributable to Canon Inc. shareholders per share (Note 11):
Basic	167.67	172.30
Diluted	167.66	172.30
Cash dividends per share	80.00	75.00

CANON INC. AND SUBSIDIARIES

Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Comprehensive Income
	Millions of yen
	Nine months ended September 30, 2018	Nine months ended September 30, 2017

Consolidated net income	190,984	196,119
Other comprehensive income (loss), net of tax (Note 9):
Foreign currency translation adjustments	(35,328)	38,089
Net unrealized gains and losses on securities	(141)	(4,503)
Net gains and losses on derivative instruments	(670)	1,679
Pension liability adjustments	2,450	232

	(33,689)	35,497

Comprehensive income (loss) (Note 8)	157,295	231,616
Less: Comprehensive income (loss) attributable to noncontrolling interests	6,980	11,076

Comprehensive income (loss) attributable to Canon Inc.	150,315	220,540

CANON INC. AND SUBSIDIARIES

Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

	Millions of yen
	Three months ended September 30, 2018	Three months ended September 30, 2017

Net sales (Note 10):
Products and Equipment	740,003	853,005
Services	186,495	141,485

	926,498	994,490

Cost of sales (Note 10):
Products and Equipment	412,541	452,067
Services	86,925	60,718

	499,466	512,785

Gross profit	427,032	481,705

Operating expenses:
Selling, general and administrative expenses (Notes 10 and 16)	281,302	321,392
Research and development expenses	77,402	82,318

	358,704	403,710

Operating profit	68,328	77,995

Other income (deductions):
Interest and dividend income	1,935	1,569
Interest expense	(239)	(229)
Other, net (Notes 2,9,12 and 16)	(2,974)	8,466

	(1,278)	9,806

Income before income taxes	67,050	87,801

Income taxes	17,114	21,200

Consolidated net income	49,936	66,601

Less: Net income attributable to noncontrolling interests	3,678	3,550

Net income attributable to Canon Inc.	46,258	63,051

	Yen	Yen
Net income attributable to Canon Inc. shareholders per share (Note 11):
Basic	42.84	58.39
Diluted	42.84	58.39

CANON INC. AND SUBSIDIARIES

Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Comprehensive Income

	Millions of yen
	Three months ended September 30, 2018	Three months ended September 30, 2017

Consolidated net income	49,936	66,601
Other comprehensive income (loss), net of tax (Note 9):
Foreign currency translation adjustments	55,307	40,693
Net unrealized gains and losses on securities	-	(3,912)
Net gains and losses on derivative instruments	(300)	(28)
Pension liability adjustments	2,669	212

	57,676	36,965

Comprehensive income (loss) (Note 8)	107,612	103,566
Less: Comprehensive income (loss) attributable to noncontrolling interests	6,008	5,112

Comprehensive income (loss) attributable to Canon Inc.	101,604	98,454

CANON INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

	Millions of yen
	Nine months ended September 30, 2018	Nine months ended September 30, 2017
Cash flows from operating activities:
Consolidated net income	190,984	196,119
Adjustments to reconcile consolidated net income to net cash provided by operating activities:
Depreciation and amortization	185,921	194,280
Loss on disposal of fixed assets	3,136	4,211
Gain on securities contributed to retirement benefit trust	-	(7,655)
Deferred income taxes	(11,173)	(9,308)
Decrease in trade receivables	26,609	59,997
Increase in inventories	(98,084)	(51,633)
Increase (decrease) in trade payables	(64)	9,796
Increase (decrease) in accrued income taxes	(48,456)	19,806
Increase in accrued expenses	6,788	15,918
Decrease in accrued (prepaid) pension and severance cost	(15,752)	(934)
Other, net	(46,202)	(16,091)

Net cash provided by operating activities	193,707	414,506

Cash flows from investing activities:
Purchases of fixed assets (Note 5)	(131,899)	(140,679)
Proceeds from sale of fixed assets (Note 5)	8,556	23,082
Purchases of securities	(2,075)	(345)
Proceeds from sale and maturity of securities	1,485	705
(Increase) decrease in time deposits, net	550	(10,774)
Acquisitions of businesses, net of cash acquired	(13,346)	(6,557)
(Increase) decrease in other investments, net	151	(836)
Other, net	124	3,252

Net cash used in investing activities	(136,454)	(132,152)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	211	1,255
Repayments of long-term debt (Note 7)	(54,828)	(54,787)
Increase in short-term loans, net	1,172	3,784
Dividends paid	(178,159)	(162,887)
Repurchases and reissuance of treasury stock, net	(15)	(50,020)
Other, net	(3,675)	(7,188)

Net cash used in financing activities	(235,294)	(269,843)

Effect of exchange rate changes on cash and cash equivalents	(8,539)	4,137

Net change in cash and cash equivalents	(186,580)	16,648
Cash and cash equivalents at beginning of period	721,814	630,193

Cash and cash equivalents at end of period	535,234	646,841

Supplemental disclosure for cash flow information:
Cash paid during the period for:
Interest	630	803
Income taxes	123,331	61,818

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(1)	Basis of Presentation and Significant Accounting Policies

(a)	Basis of Presentation

The Company issued convertible debentures in the United States in May 1969 and established a program in which its American Depositary Receipts (ADRs) were traded in the U.S. over-the-counter market. Since then, under the U.S. Securities Act of 1933 and the U.S. Securities Exchange Act of 1934, the Company has prepared its annual consolidated financial statements in accordance with U.S. GAAP and filed them with the U.S. Securities and Exchange Commission on Form 20-F. The Company’s ADRs were listed on the NYSE in September 2000 after being quoted on NASDAQ from February 1972 to September 2000.

Canon’s quarterly consolidated financial statements are prepared in accordance with the recognition and measurement criteria of accounting principles generally accepted in the United States. Certain disclosures have been omitted.

The number of consolidated subsidiaries and affiliated companies that were accounted for by the equity method as of September 30, 2018 and December 31, 2017 are summarized as follows:

	September 30, 2018	December 31, 2017
Consolidated subsidiaries	380	376
Affiliated companies	8	7

Total	388	383

(b)	Principles of Consolidation

The consolidated financial statements include the accounts of the Company, its majority owned subsidiaries and those variable interest entities where the Company or its consolidated subsidiaries are the primary beneficiaries. All significant intercompany balances and transactions have been eliminated.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(1)	Basis of Presentation and Significant Accounting Policies (continued)

(c)	Recent Accounting Guidance

Recently adopted accounting guidance

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606) Section C – Background Information and Basis for Conclusions, which is a new accounting standard related to revenue from contracts with customers, as amended. (Accounting Standards Codification (“ASC”) 606) This standard requires an entity to recognize revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Canon adopted this standard from the quarter beginning January 1, 2018 with modified retrospective method of adoption to contracts that were not completed as of the adoption. The cumulative-effects to the retained earnings and the impact on the consolidated result of operations for the nine and three months ended September 30, 2018 from the adoption of this standard were not material. For further information, please refer to Note 10.

In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities, which is an amendment which addresses certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. This guidance includes the requirement that equity investments that do not result in consolidation and are not accounted for under the equity method be measured at fair value with changes in the fair value recognized in net income. Canon adopted this standard from the quarter beginning January 1, 2018, and Canon recognized a cumulative-effect adjustment to retained earnings of ¥5,343 million as of January 1, 2018 for the after-tax unrealized gains of available-for-sale equity securities previously recognized in accumulated other comprehensive income.

In October 2016, the FASB issued ASU No. 2016-16, Income Taxes (Topic 740): Intra-entity Transfers of Assets other than Inventory, which requires an entity to recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs. Consequently, the amendments in this guidance eliminate the exception for an intra-entity transfer of an asset other than inventory. Two common examples of assets included in the scope of this guidance are intellectual property and property, plant, and equipment. The amendments in this guidance should be applied on a modified retrospective basis through a cumulative effect adjustment directly to retained earnings as of the beginning of the period of adoption. Canon adopted this standard from the quarter beginning January 1, 2018. The adoption of this guidance did not have a material impact on its consolidated results of operation and financial condition.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(1)	Basis of Presentation and Significant Accounting Policies (continued)

In March 2017, the FASB issued ASU No. 2017-07, Compensation – Retirement Benefits (Topic 715): Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost, which requires an entity to disaggregate the service cost component from the other components of net benefit cost and present it in the same line item or items as other compensation costs arising from services rendered by the pertinent employees during the period. The other components of net benefit cost are required to be presented separately from the service cost component, such as in other income (deductions) in the income statement. The amendments also allow only the service cost component to be eligible for capitalization (for example, as a cost of internally manufactured inventory). The amendments are to be applied retrospectively for the presentation of the service cost component and the other components of net benefit cost, and prospectively for the capitalization of the service cost component of net benefit cost. Canon adopted this guidance from the quarter beginning January 1, 2018. The adoption of the new presentation requirement of the service cost component and the other components of net benefit cost resulted in reclassification of ¥1,609 million from cost of sales, ¥3,322 million from selling, general and administrative expenses and ¥2,495 million from research and development expenses into other income (deductions) for the nine months ended September 30, 2017, and reclassification of ¥529 million from cost of sales, ¥1,108 million from selling, general and administrative expenses and ¥827 million from research and development expenses into other income (deductions) for the three months ended September 30, 2017, respectively. Please refer to Note 16 for additional information. The adoption of the capitalization of the service cost component of net benefit cost did not have a material impact on its consolidated results of operations and financial condition.

Recently issued accounting guidance not yet adopted

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) Section A – Leases: Amendments to the FASB Accounting Standards Codification, which requires lessees to recognize most leases on their balance sheets but recognize expenses on their income statements in a manner similar to current guidance. For lessors, the guidance modifies the classification criteria and the accounting for sales-type and direct financing leases. FASB also modified the definition of lease. The guidance is effective for annual reporting periods beginning after December 15, 2018. Canon currently plans to adopt the guidance from the quarter beginning after January 1, 2019. With regard to the practical expedients for the new guidance, Canon currently plans to adopt the package of practical expedients that allows Canon not to reassess whichever any existing contracts at or expired contracts prior to the adoption date are or contain leases, lease classification and whichever initial direct costs qualify for capitalization, in addition to short term lease exception. Canon also adopt the additional transition method which no restatement of comparative periods is required and not to reassess land easements not previously accounted for as a lease that exist at or expired prior to the adoption date. The adoption of the guidance is expected to have an impact on its consolidated balance sheet by recognizing right-of-use assets and lease liabilities for non-cancelable operating leases. Canon is currently evaluating the effect that the adoption of the guidance will have on its consolidated results of operations and financial condition.

In August 2017, the FASB issued ASU No. 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities, which amends existing guidance to simplify the application of the hedge accounting in certain situations and enable an entity to better portray the economic results of an entity’s risk management activities in its financial statements. This guidance eliminates the requirement to separately measure and report hedge ineffectiveness, and requires an entity to present the earnings effect of the hedging instrument in the same income statement line item which the earnings effect of the hedged item is reported. The guidance is effective for annual reporting periods beginning after December 15, 2018. Canon currently plans to adopt the guidance from the quarter beginning after January 1, 2019. Canon is currently evaluating the effect that the adoption of the guidance will have on its consolidated results of operations and financial condition.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(2)	Investments

The cost, gross unrealized holding gains, gross unrealized holding losses and fair value for available-for-sale debt securities included in investments by major security type at September 30, 2018 and December 31, 2017 are as follows:

	Millions of yen
	September 30, 2018
	Cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value

Current:
Corporate bonds	1,149	-	-	1,149

	1,149	-	-	1,149

Noncurrent:
Government bonds	-	-	-	-
Corporate bonds	-	-	-	-

	-	-	-	-

	Millions of yen
	December 31, 2017
	Cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value

Current:
Corporate bonds	1,222	-	-	1,222

	1,222	-	-	1,222

Noncurrent:
Government bonds	305	-	16	289
Corporate bonds	640	182	-	822

	945	182	16	1,111

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(2)	Investments (continued)

Maturities of available-for-sale debt securities included in investments in the accompanying consolidated balance sheets are as follows at September 30, 2018:

	Millions of yen
	Cost	Fair value
Due within one year	1,149	1,149

	1,149	1,149

Realized gains and losses related to debt securities are determined using the average cost method and are reflected in earnings. The unrealized and realized gains and losses were not significant for the nine months ended September 30, 2018 and 2017, respectively.

The portion of unrealized and realized gains and losses related to equity securities for the nine months and three months ended September 30, 2018 are as follows:

	Millions of yen
	Nine months ended September 30, 2018	Three months ended September 30, 2018
Net gains and losses recognized during the period on equity securities	780	(1,604)
Less: Net gains and losses recognized during the period on equity securities sold during the period	675	103

Unrealized gains and losses recognized during the period on equity securities still held at September 30, 2018	105	(1,707)

Aggregate cost of non-marketable equity securities accounted for under the cost method totaled ¥3,760 million at December 31, 2017.

From the quarter beginning January 1, 2018, Canon measures non-marketable equity securities without readily determinable fair value at cost, minus impairment, if any, plus or minus changes resulting from observables price changes in orderly transactions for the identical or a similar investment of the same issuer. The impairment or other adjustments recorded during the nine months ended September 30, 2018 were not significant. The carrying amount of these investments totaled ¥4,526 million at September 30, 2018.

Time deposits with original maturities of more than three months are ¥181 million and ¥743 million at September 30, 2018 and December 31, 2017, respectively, and are included in short-term investments in the accompanying consolidated balance sheets.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(3)	Trade Receivables

Trade receivables are summarized as follows:

	Millions of yen
	September 30, 2018	December 31, 2017

Notes	36,493	37,077
Accounts	558,352	627,173
Less allowance for doubtful receivables	(13,001)	(13,378)

	581,844	650,872

(4)	Inventories

Inventories are summarized as follows:

	Millions of yen
	September 30, 2018	December 31, 2017

Finished goods	426,990	377,632
Work in process	183,493	144,251
Raw materials	49,884	48,150

	660,367	570,033

(5)	Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and are summarized as follows:

	Millions of yen
	September 30, 2018	December 31, 2017

Land	273,942	274,551
Buildings	1,640,003	1,638,202
Machinery and equipment	1,813,175	1,804,982
Construction in progress	55,930	46,940

	3,783,050	3,764,675
Less accumulated depreciation	(2,685,121)	(2,638,055)

	1,097,929	1,126,620

Fixed assets presented in the consolidated statements of cash flows includes property, plant and equipment and intangible assets.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(6)	Trade Payables

Trade payables are summarized as follows:

	Millions of yen
	September 30, 2018	December 31, 2017

Notes	73,943	81,002
Accounts	300,334	299,652

	374,277	380,654

(7)	Long-Term Debt

Canon has revolving credit facilities expiring in December 2021. Canon prepaid ¥50,000 million of the loan with cash flows generated during the nine months ended September 30, 2018. The outstanding loans under the credit facilities are ¥440,000 million at a floating interest of 0.08% and Canon has no unused credit facilities as of September 30, 2018.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(8)	Equity

The change in the carrying amount of total equity, equity attributable to Canon Inc. shareholders and equity attributable to noncontrolling interests in the consolidated balance sheets for the nine months ended September 30, 2018 and 2017 are as follows:

	Common stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total Canon Inc. shareholders’ equity	Non- controlling interests	Total equity
	(Millions of yen)

Balance at December 31, 2017	174,762	401,386	66,879	3,429,312	(143,228)	(1,058,481)	2,870,630	225,545	3,096,175

Cumulative effects of accounting standard update—adoption of ASU No. 2014-09				(106)			(106)	(76)	(182)

Cumulative effects of accounting standard update—adoption of ASU No. 2016-01				5,343	(5,343)		-	-	-

Equity transactions with noncontrolling interests and other		226					226	1,771	1,997

Dividends to Canon Inc. shareholders				(178,159)			(178,159)		(178,159)

Dividends to noncontrolling interests								(5,453)	(5,453)

Transfer to legal reserve			219	(219)			-		-

Comprehensive income:

Net income				181,041			181,041	9,943	190,984

Other comprehensive income(loss), net of tax

Foreign currency translation adjustments					(32,318)		(32,318)	(3,010)	(35,328)
Net unrealized gains and losses on securities					(141)		(141)	-	(141)
Net gains and losses on derivative instruments					(679)		(679)	9	(670)
Pension liability adjustments					2,412		2,412	38	2,450

Total comprehensive income (loss)							150,315	6,980	157,295

Repurchases of treasury stock						(18)	(18)		(18)

Reissuance of treasury stock						3	3		3

Balance at September 30, 2018	174,762	401,612	67,098	3,437,212	(179,297)	(1,058,496)	2,842,891	228,767	3,071,658

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(8)	Equity (continued)

	Common stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total Canon Inc. shareholders’ equity	Non- controlling interests	Total equity
	(Millions of yen)

Balance at December 31, 2016	174,762	401,385	66,558	3,350,728	(199,881)	(1,010,423)	2,783,129	211,493	2,994,622

Equity transactions with noncontrolling interests and other		(6)					(6)	61	55

Dividends to Canon Inc. shareholders				(162,887)			(162,887)		(162,887)

Dividends to noncontrolling interests								(3,839)	(3,839)

Transfer to legal reserve			318	(318)			-		-

Comprehensive income:

Net income				187,320			187,320	8,799	196,119

Other comprehensive income(loss), net of tax

Foreign currency translation adjustments					35,769		35,769	2,320	38,089
Net unrealized gains and losses on securities					(4,623)		(4,623)	120	(4,503)
Net gains and losses on derivative instruments					1,653		1,653	26	1,679
Pension liability adjustments					421		421	(189)	232

Total comprehensive income (loss)							220,540	11,076	231,616

Repurchases of treasury stock						(50,022)	(50,022)		(50,022)

Reissuance of treasury stock				(131)		1,978	1,847		1,847

Balance at September 30, 2017	174,762	401,379	66,876	3,374,712	(166,661)	(1,058,467)	2,792,601	218,791	3,011,392

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(8)	Equity (continued)

The change in the carrying amount of total equity, equity attributable to Canon Inc. shareholders and equity attributable to noncontrolling interests in the consolidated balance sheets for the three months ended September 30, 2018 and 2017 are as follows:

	Common stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total Canon Inc. shareholders’ equity	Non- controlling interests	Total equity
	(Millions of yen)

Balance at June 30, 2018	174,762	401,612	67,098	3,477,334	(234,643)	(1,058,492)	2,827,671	224,586	3,052,257

Equity transactions with noncontrolling interests and other								414	414

Dividends to Canon Inc. shareholders				(86,380)			(86,380)		(86,380)

Dividends to noncontrolling interests								(2,241)	(2,241)

Comprehensive income:

Net income				46,258			46,258	3,678	49,936

Other comprehensive income(loss), net of tax

Foreign currency translation adjustments					53,016		53,016	2,291	55,307
Net unrealized gains and losses on securities					-		-	-	-
Net gains and losses on derivative instruments					(313)		(313)	13	(300)
Pension liability adjustments					2,643		2,643	26	2,669

Total comprehensive income (loss)							101,604	6,008	107,612

Repurchases of treasury stock						(5)	(5)		(5)

Reissuance of treasury stock						1	1		1

Balance at September 30, 2018	174,762	401,612	67,098	3,437,212	(179,297)	(1,058,496)	2,842,891	228,767	3,071,658

	Common stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total Canon Inc. shareholders’ equity	Non- controlling interests	Total equity
	(Millions of yen)

Balance at June 30, 2017	174,762	401,381	66,776	3,392,745	(202,064)	(1,058,458)	2,775,142	214,645	2,989,787

Equity transactions with noncontrolling interests and other		(2)		(3)			(5)	60	55

Dividends to Canon Inc. shareholders				(80,982)			(80,982)		(80,982)

Dividends to noncontrolling interests								(1,026)	(1,026)

Transfer to legal reserve			100	(100)			-		-

Comprehensive income:

Net income				63,051			63,051	3,550	66,601

Other comprehensive income(loss), net of tax

Foreign currency translation adjustments					39,276		39,276	1,417	40,693
Net unrealized gains and losses on securities					(4,003)		(4,003)	91	(3,912)
Net gains and losses on derivative instruments					(36)		(36)	8	(28)
Pension liability adjustments					166		166	46	212

Total comprehensive income (loss)							98,454	5,112	103,566

Repurchases of treasury stock						(9)	(9)		(9)

Reissuance of treasury stoc27-k				1		0	1		1

Balance at September 30, 2017	174,762	401,379	66,876	3,374,712	(166,661)	(1,058,467)	2,792,601	218,791	3,011,392

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(9)	Other Comprehensive Income (Loss)

Changes in accumulated other comprehensive income (loss) for the nine months ended September 30, 2018 and 2017 are as follows:

	Millions of yen
	Foreign currency translation adjustments	Unrealized gains and losses on securities	Gains and losses on derivative instruments	Pension liability adjustments	Total
Balance at December 31, 2017	30,208	5,484	(180)	(178,740)	(143,228)
Cumulative effects of accounting standard update—adoption of ASU No. 2016-01*	-	(5,343)	-	-	(5,343)
Other comprehensive income (loss) before reclassifications	(32,318)	-	(438)	191	(32,565)
Amounts reclassified from accumulated other comprehensive income (loss)	-	(141)	(241)	2,221	1,839

Net change during the period	(32,318)	(5,484)	(679)	2,412	(36,069)

Balance at September 30, 2018	(2,110)	-	(859)	(176,328)	(179,297)

* Represents the impact of adopting the new accounting standard related to financial instruments. Please refer to Note 1(c) for more detailed information.

	Millions of yen
	Foreign currency translation adjustments	Unrealized gains and losses on securities	Gains and losses on derivative instruments	Pension liability adjustments	Total
Balance at December 31, 2016	(13,960)	15,251	(2,742)	(198,430)	(199,881)
Other comprehensive income (loss) before reclassifications	35,785	863	(1,234)	(1,834)	33,580
Amounts reclassified from accumulated other comprehensive income (loss)	(16)	(5,486)	2,887	2,255	(360)

Net change during the period	35,769	(4,623)	1,653	421	33,220

Balance at September 30, 2017	21,809	10,628	(1,089)	(198,009)	(166,661)

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(9)	Other Comprehensive Income (Loss) (continued)

Reclassifications out of accumulated other comprehensive income (loss) for the nine months ended September 30, 2018 and 2017 are as follows:

	Millions of yen
	Amount reclassified from accumulated other comprehensive income (loss) *
	Nine months ended September 30, 2018	Nine months ended September 30, 2017	Affected line items in consolidated statements of income
Foreign currency translation adjustments	-	(39)	Other, net
	-	12	Income taxes

	-	(27)	Consolidated net income
	-	11	Net income attributable to noncontrolling interests

	-	(16)	Net income attributable to Canon Inc.

Unrealized gains and losses on securities	(178)	(8,191)	Other, net
	37	2,540	Income taxes

	(141)	(5,651)	Consolidated net income
	-	165	Net income attributable to noncontrolling interests

	(141)	(5,486)	Net income attributable to Canon Inc.

Gains and losses on derivative instruments	(338)	4,134	Other, net
	111	(1,220)	Income taxes

	(227)	2,914	Consolidated net income
	(14)	(27)	Net income attributable to noncontrolling interests

	(241)	2,887	Net income attributable to Canon Inc.

Pension liability adjustments	2,816	3,100	Other, net
	(508)	(763)	Income taxes

	2,308	2,337	Consolidated net income
	(87)	(82)	Net income attributable to noncontrolling interests

	2,221	2,255	Net income attributable to Canon Inc.

Total amount reclassified, net of tax and noncontrolling interests	1,839	(360)

* Amounts in parentheses indicate gains in consolidated statements of income.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(9)	Other Comprehensive Income (Loss) (continued)

Reclassifications out of accumulated other comprehensive income (loss) for the three months ended September 30, 2018 and 2017 are as follows:

	Millions of yen
	Amount reclassified from accumulated other comprehensive income (loss) *
	Three months ended September 30, 2018	Three months ended September 30, 2017	Affected line items in consolidated statements of income
Foreign currency translation adjustments	-	-	Other, net
	-	-	Income taxes

	-	-	Consolidated net income
	-	-	Net income attributable to noncontrolling interests

	-	-	Net income attributable to Canon Inc.

Unrealized gains and losses on securities	-	(7,700)	Other, net
	-	2,388	Income taxes

	-	(5,312)	Consolidated net income
	-	24	Net income attributable to noncontrolling interests

	-	(5,288)	Net income attributable to Canon Inc.

Gains and losses on derivative instruments	440	973	Other, net
	(112)	(304)	Income taxes

	328	669	Consolidated net income
	(5)	(4)	Net income attributable to noncontrolling interests

	323	665	Net income attributable to Canon Inc.

Pension liability adjustments	1,585	843	Other, net
	(303)	(205)	Income taxes

	1,282	638	Consolidated net income
	(28)	(28)	Net income attributable to noncontrolling interests

	1,254	610	Net income attributable to Canon Inc.

Total amount reclassified, net of tax and noncontrolling interests	1,577	(4,013)

*	Amounts in parentheses indicate gains in consolidated statements of income.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(10)	Revenue

Canon generates revenue principally through the sale of office, imaging system and medical system products, industrial equipment, supplies and related services under separate contractual arrangements. Revenue is recognized when, or as, control of promised goods or services transfers to customers in an amount that reflects the consideration to which Canon expects to be entitled in exchange for transferring these goods or services.

Revenue from sales of office products, such as office MFDs and laser printers, and imaging system products, such as digital cameras and inkjet printers, is recognized upon shipment or delivery, depending upon when the customer obtains controls of these products.

Revenue from sales of equipment that are sold with customer acceptance provisions related to their functionality including optical equipment such as semiconductor lithography equipment and FPD lithography equipment, and certain medical equipment such as computed tomography (CT) systems and magnetic resonance imaging (MRI) systems, is recognized when the equipment is installed at the customer site and the agreed-upon specifications are objectively satisfied.

Most of Canon’s service revenues are generated from maintenance services for office products which the customer typically pays a variable amount based on usage, a stated fixed fee or a stated base fee plus a variable amount, and for certain medical system products with a stated fixed fee. Canon recognizes revenue from maintenance service contract on overtime basis as it satisfies the underlying performance obligation. The majority of maintenance service arrangements for office products are executed in combination with related products. Transaction prices for products and maintenance services need to be allocated to each performance obligation on a relative standalone selling price basis where significant judgements are required. Canon estimates the standalone selling price using a range of prices that would meet the allocation objective based on all information that is reasonably available including market conditions and other observable inputs. If transaction prices of the product or service contracts are not within the acceptable range then the revenue is subject to allocation based on the estimated standalone selling prices.

The transaction prices that Canon is entitled to receive in exchange for transferring goods or services to the customer include certain forms of variable consideration, including product discounts, customer promotions and volume-based rebates mainly for imaging system products, which are sold predominantly through distributors and retailers. Canon includes estimated amounts in the transaction price only to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved. Variable considerations are estimated based upon historical trends and other known factors at the time of sale, and are subsequently adjusted in each period based on current information.

Canon records amounts received in advance from customers in excess of revenue recognized primarily for optical equipment and maintenance services as deferred revenue until the performance obligation for distinct goods or services are satisfied. Deferred revenue at September 30, 2018 and December 31, 2017 were ¥119,337 million and ¥125,965 million, respectively, and are included in other current liabilities in the accompanying consolidated balance sheets. Revenue recognized for the nine months ended September 30, 2018, which had been included in the deferred revenue balance at December 31, 2017, was ¥92,924 million.

Performance obligations that are unsatisfied or partially unsatisfied at September 30, 2018 primarily relate to maintenance service contracts for the office and medical system products. The original contract periods of these contracts range primarily from one to six years.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(10)	Revenue (continued)

Taxes collected from customers and remitted to governmental authorities are excluded from revenues in the consolidated statements of income.

Canon recognized contract assets primarily for unbilled receivables arising from maintenance services for office products totalled to ¥42,915 million at the adoption date and included in prepaid expenses and other current assets in the consolidated balance sheet with an offsetting impact to trade receivables. Contract assets at September 30, 2018 were ¥58,697 million.

Canon has started separating revenues and cost of sales into products and services in the consolidated statements of income starting from the quarter beginning January 1, 2018, including prior period’s presentation. The adoption of the new revenue standard required the reconsideration of the scope of performance obligations related to product maintenance services, which has resulted in a change in classification of revenues between the products and service revenues. Maintenance service revenues, which were historically allocated into products revenues and service revenues, are currently accounted for as a single performance obligation and are classified as service revenues. The reconsideration of the scope of performance obligations did not materially affect the timing of revenue recognition. Canon has also, reclassified certain expenses related to service revenues from operating expenses to cost of sales in the accompanying consolidated statement of income. The amount reclassified for the nine months and three months ended September 30, 2018 were ¥86,195 million and ¥28,708 million, respectively.

Disaggregated revenue by business unit, product and geographic area are described in Note 17.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(11)	Net Income Attributable to Canon Inc. Shareholders per Share

Reconciliations of the numerators and denominators of basic and diluted net income attributable to Canon Inc. shareholders per share computations for the nine months ended September 30, 2018 and 2017 are as follows:

	Millions of yen
	Nine months ended September 30, 2018	Nine months ended September 30, 2017
Net income attributable to Canon Inc.	181,041	187,320

	Number of shares
	Nine months ended September 30, 2018	Nine months ended September 30, 2017
Average common shares outstanding	1,079,753,738	1,087,144,195
Effect of dilutive securities:
Stock options	41,100	-

Diluted common shares outstanding	1,079,794,838	1,087,144,195

	Yen
	Nine months ended September 30, 2018	Nine months ended September 30, 2017
Net income attributable to Canon Inc. shareholders per share:
Basic	167.67	172.30
Diluted	167.66	172.30

Reconciliations of the numerators and denominators of basic and diluted net income attributable to Canon Inc. shareholders per share computations for the three months ended September 30, 2018 and 2017 are as follows:

	Millions of yen
	Three months ended September 30, 2018	Three months ended September 30, 2017
Net income attributable to Canon Inc.	46,258	63,051

	Number of shares
	Three months ended September 30, 2018	Three months ended September 30, 2017
Average common shares outstanding	1,079,752,655	1,079,760,084
Effect of dilutive securities:
Stock options	73,979	-

Diluted common shares outstanding	1,079,826,634	1,079,760,084

	Yen
	Three months ended September 30, 2018	Three months ended September 30, 2017
Net income attributable to Canon Inc. shareholders per share:
Basic	42.84	58.39
Diluted	42.84	58.39

The computation of diluted net income attributable to Canon Inc. shareholders per share for the nine months ended September 30, 2017 excludes outstanding stock options because the effect would be anti-dilutive. There were no dilutive securities during the three months ended September 30, 2017.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(12)	Derivatives and Hedging Activities

Risk management policy

Canon operates internationally, exposing it to the risk of changes in foreign currency exchange rates. Derivative financial instruments are comprised principally of foreign exchange contracts utilized by the Company and certain of its subsidiaries to reduce the risk. Canon assesses foreign currency exchange rate risk by continually monitoring changes in the exposures and by evaluating hedging opportunities. Canon does not hold or issue derivative financial instruments for trading purposes. Canon is also exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments, but it is not expected that any counterparties will fail to meet their obligations. Most of the counterparties are internationally recognized financial institutions and selected by Canon taking into account their financial condition, and contracts are diversified across a number of major financial institutions.

Foreign currency exchange rate risk management

Canon’s international operations expose Canon to the risk of changes in foreign currency exchange rates. Canon uses foreign exchange contracts to manage certain foreign currency exchange exposures principally from the exchange of U.S. dollars and euros into Japanese yen. These contracts are primarily used to hedge the foreign currency exposure of forecasted intercompany sales and intercompany trade receivables that are denominated in foreign currencies. In accordance with Canon’s policy, a specific portion of foreign currency exposure resulting from forecasted intercompany sales is hedged using foreign exchange contracts which principally mature within three months.

Cash flow hedge

Changes in the fair value of derivative financial instruments designated as cash flow hedges, including foreign exchange contracts associated with forecasted intercompany sales, are reported in accumulated other comprehensive income (loss). These amounts are subsequently reclassified into earnings through other income (deductions) in the same period as the hedged items affect earnings. Substantially all amounts recorded in accumulated other comprehensive income (loss) as of September 30, 2018 are expected to be recognized in earnings over the next twelve months. Canon excludes the time value component from the assessment of hedge effectiveness. Changes in the fair value of a foreign exchange contract for the period between the date that the forecasted intercompany sales occur and its maturity date are recognized in earnings and not considered hedge ineffectiveness.

Derivatives not designated as hedges

Canon has entered into certain foreign exchange contracts to primarily offset the earnings impact related to fluctuations in foreign currency exchange rates associated with certain assets denominated in foreign currencies. Although these foreign exchange contracts have not been designated as hedges as required in order to apply hedge accounting, the contracts are effective from an economic perspective. The changes in the fair value of these contracts are recorded in earnings immediately.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(12)	Derivatives and Hedging Activities (continued)

Contract amounts of foreign exchange contracts at September 30, 2018 and December 31, 2017 are set forth below:

	Millions of yen
	September 30, 2018	December 31, 2017

To sell foreign currencies	274,368	272,563
To buy foreign currencies	45,181	46,168

Fair value of derivative instruments in the consolidated balance sheets

The following tables present Canon’s derivative instruments measured at gross fair value as reflected in the consolidated balance sheets at September 30, 2018 and December 31, 2017.

Derivatives designated as hedging instruments

	Millions of yen
	Balance sheet location	Fair value
		September 30, 2018	December 31, 2017
Assets:
Foreign exchange contracts	Prepaid expenses and other current assets	49	255
Liabilities:
Foreign exchange contracts	Other current liabilities	1,055	367
Derivatives not designated as hedging instruments
	Millions of yen
	Balance sheet location	Fair value
		September 30, 2018	December 31, 2017
Assets:
Foreign exchange contracts	Prepaid expenses and other current assets	375	289
Liabilities:
Foreign exchange contracts	Other current liabilities	2,866	2,892

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(12)	Derivatives and Hedging Activities (continued)

Effect of derivative instruments in the consolidated statements of income

The following tables present the effect of Canon’s derivative instruments in the consolidated statements of income for the nine and three months ended September 30, 2018 and 2017.

Derivatives in cash flow hedging relationships

	Millions of yen
Nine months ended September 30, 2018	Gain (loss) recognized in OCI (effective portion)	Gain (loss) reclassified from accumulated OCI into income (effective portion)		Gain (loss) recognized in income (ineffective portion and amount excluded from effectiveness testing)
	Amount	Location	Amount	Location	Amount
Foreign exchange contracts	(593)	Other, net	352	Other, net	(482)

	Millions of yen
Nine months ended September 30, 2017	Gain (loss) recognized in OCI (effective portion)	Gain (loss) reclassified from accumulated OCI into income (effective portion)		Gain (loss) recognized in income (ineffective portion and amount excluded from effectiveness testing)
	Amount	Location	Amount	Location	Amount
Foreign exchange contracts	(1,758)	Other, net	(4,134)	Other, net	(237)

	Millions of yen
Three months ended September 30, 2018	Gain (loss) recognized in OCI (effective portion)	Gain (loss) reclassified from accumulated OCI into income (effective portion)		Gain (loss) recognized in income (ineffective portion and amount excluded from effectiveness testing)
	Amount	Location	Amount	Location	Amount
Foreign exchange contracts	(871)	Other, net	(426)	Other, net	154

	Millions of yen
Three months ended September 30, 2017	Gain (loss) recognized in OCI (effective portion)	Gain (loss) reclassified from accumulated OCI into income (effective portion)		Gain (loss) recognized in income (ineffective portion and amount excluded from effectiveness testing)
	Amount	Location	Amount	Location	Amount
Foreign exchange contracts	(1,018)	Other, net	(973)	Other, net	(64)

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(12)	Derivatives and Hedging Activities (continued)

Effect of derivative instruments in the consolidated statements of income (continued)

Derivatives not designated as hedging instruments

	Millions of yen
Nine months ended September 30, 2018	Gain (loss) recognized in income on derivative
	Location	Amount
Foreign exchange contracts	Other, net	110

	Millions of yen
Nine months ended September 30, 2017	Gain (loss) recognized in income on derivative
	Location	Amount
Foreign exchange contracts	Other, net	(6,966)

	Millions of yen
Three months ended September 30, 2018	Gain (loss) recognized in income on derivative
	Location	Amount
Foreign exchange contracts	Other, net	(6,158)

	Millions of yen
Three months ended September 30, 2017	Gain (loss) recognized in income on derivative
	Location	Amount
Foreign exchange contracts	Other, net	(5,535)

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(13)	Commitments and Contingent Liabilities

Commitments

As of September 30, 2018, commitments outstanding for the purchase of property, plant and equipment approximated ¥50,002 million, and commitments outstanding for the purchase of parts and raw materials approximated ¥121,177 million.

Canon occupies sales offices and other facilities under lease arrangements accounted for as operating leases. Deposits made under such arrangements aggregated ¥12,953 million and ¥13,740 million at September 30, 2018 and December 31, 2017, respectively, and are included in noncurrent receivables in the accompanying consolidated balance sheets.

Future minimum lease payments required under noncancelable operating leases are ¥25,666 million (within one year) and ¥78,057 million (after one year), at September 30, 2018.

Guarantees

Canon provides guarantees for its employees, affiliates and other companies. The guarantees for the employees are principally made for their housing loans. The guarantees for affiliates and other companies are made for their lease obligations and bank loans to ensure that those companies operate with less financial risk.

Canon would have to perform under a guarantee if the borrower defaults on a payment within the contract terms. The contract terms are 1 year to 30 years in case of employees with housing loans, and 1 year to 7 years in case of affiliates and other companies with lease obligations and bank loans. The maximum amount of undiscounted payments Canon would have had to make in the event of default is ¥4,924 million at September 30, 2018. The carrying amounts of the liabilities recognized for Canon’s obligations as a guarantor under those guarantees at September 30, 2018 were not significant.

Canon also offers assurance-type warranties under which it generally guarantees the performance of products delivered and services rendered for a certain period or term. Estimated product warranty costs are recorded at the time revenue is recognized and are included in selling, general and administrative expenses. Estimates for accrued product warranty costs are based on historical experience. Changes in accrued product warranty cost for the nine months ended September 30, 2018 and 2017 are summarized as follows:

    Nine months ended September 30, 2018

Millions of yen
Balance at December 31, 2017	17,452
Addition	15,533
Utilization	(11,594)
Other	(2,251)

Balance at September 30, 2018	19,140

    Nine months ended September 30, 2017

Millions of yen
Balance at December 31, 2016	13,168
Addition	13,535
Utilization	(9,787)
Other	(1,405)

Balance at September 30, 2017	15,511

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(13)	Commitments and Contingent Liabilities (continued)

Legal proceedings

Canon is involved in various claims and legal actions arising in the ordinary course of business. Canon has recorded provisions for liabilities when it is probable that liabilities have been incurred and the amount of loss can be reasonably estimated. Canon reviews these provisions at least quarterly and adjusts these provisions to reflect the impact of the negotiations, settlements, rulings, advice of legal counsel and other information and events pertaining to a particular case. Based on its experience, although litigation is inherently unpredictable, Canon believes that any damage amounts claimed in outstanding matters are not a meaningful indicator of Canon’s potential liability. In the opinion of management, any reasonably possible range of losses from outstanding matters would not have a material adverse effect on Canon’s consolidated financial position, results of operations, or cash flows.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(14)	Disclosures about the Fair Value of Financial Instruments and Concentrations of Credit Risk

Fair value of financial instruments

The estimated fair values of Canon’s financial instruments at September 30, 2018 and December 31, 2017 are set forth below. The following summary excludes cash and cash equivalents, trade receivables, finance receivables, noncurrent receivables, short-term loans, trade payables and accrued expenses for which fair values approximate their carrying amounts. The summary also excludes investments and derivative instruments which are disclosed in Note 2 and Note15, and Note12, respectively.

	Millions of yen
	September 30, 2018		December 31, 2017
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Long-term debt, including current installments	(445,687)	(445,676)	(499,168)	(499,126)

The following methods and assumptions are used to estimate the fair value in the above table.

Long-term debt

Canon’s long-term debt instruments are classified as Level 2 instruments and valued based on the present value of future cash flows associated with each instrument discounted using current market borrowing rates for similar debt instruments of comparable maturity. The levels are more fully described in Note 15.

Limitations of fair value estimates

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Concentrations of credit risk

At September 30, 2018 and December 31, 2017, one customer accounted for approximately 13% and 8% of consolidated trade receivables, respectively. Although Canon does not expect that the customer will fail to meet its obligations, Canon is potentially exposed to concentrations of credit risk if the customer failed to perform according to the terms of the contracts.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(15)	Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy that prioritizes the inputs used to measure fair value is as follows:

Level 1 -	Inputs are quoted prices in active markets for identical assets or liabilities.
Level 2 -

Inputs are quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 -

Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable, which reflect the reporting entity’s own assumptions about the assumptions that market participants would use in establishing a price.

Assets and liabilities measured at fair value on a recurring basis

The following tables present Canon’s assets and liabilities that are measured at fair value on a recurring basis consistent with the fair value hierarchy at September 30, 2018 and December 31, 2017.

	Millions of yen
	September 30, 2018
	Level 1	Level 2	Level 3	Total
Assets:
Cash and cash equivalents	-	40,500	-	40,500
Available-for-sale (current):
Corporate bonds	1,149	-	-	1,149
Fund trusts and others	967	352	-	1,319
Equity securities	20,441	-	-	20,441
Derivatives	-	424	-	424

Total assets	22,557	41,276	-	63,833

Liabilities:
Derivatives	-	3,921	-	3,921

Total liabilities	-	3,921	-	3,921

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(15)	Fair Value Measurements (continued)

	Millions of yen
	December 31, 2017
	Level 1	Level 2	Level 3	Total
Assets:
Cash and cash equivalents	-	70,500	-	70,500
Available-for-sale (current):
Corporate bonds	1,222	-	-	1,222
Available-for-sale (noncurrent):
Government bonds	289	-	-	289
Corporate bonds	605	217	-	822
Fund trusts	13	111	-	124
Equity securities	20,901	-	-	20,901
Derivatives	-	544	-	544

Total assets	23,030	71,372	-	94,402

Liabilities:
Derivatives	-	3,259	-	3,259

Total liabilities	-	3,259	-	3,259

Level 1 investments are comprised principally of Japanese equity securities, which are valued using an unadjusted quoted market price in active markets with sufficient volume and frequency of transactions. Level 2 cash and cash equivalents are valued based on market approach, using quoted prices for identical assets in markets that are not active.

Derivative financial instruments are comprised of foreign exchange contracts. Level 2 derivatives are valued using quotes obtained from counterparties or third parties, which are periodically validated by pricing models using observable market inputs, such as foreign currency exchange rates and interest rates, based on market approach.

Assets and liabilities measured at fair value on a nonrecurring basis

During the nine and three months ended September 30, 2018 and 2017, there were no circumstances that required any significant assets or liabilities to be measured at fair value on a nonrecurring basis.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(16)	Supplemental Information

Gains and losses resulting from foreign currency transactions, including foreign exchange contracts, and translation of assets and liabilities denominated in foreign currencies are included in other income (deductions) in the consolidated statements of income. Foreign currency exchange gains and losses were net losses of ¥6,990 million and ¥6,359 million for the nine months ended September 30, 2018 and 2017, respectively, and were net losses of ¥7,287 million and ¥2,894 million for the three months ended September 30, 2018 and 2017, respectively.

Advertising costs are expensed as incurred. Advertising expenses were ¥41,896 million and ¥41,491 million for the nine months ended September 30, 2018 and 2017, respectively, and were ¥12,345 million and ¥13,461 million for the three months ended September 30, 2018 and 2017, respectively.

Shipping and handling costs totaled ¥39,662 million and ¥38,376 million for the nine months ended September 30, 2018 and 2017, respectively, and were ¥13,369 million and ¥13,022 million for the three months ended September 30, 2018 and 2017, respectively, and are included in selling, general and administrative expenses in the consolidated statements of income.

Service cost component of net periodic benefit cost for Canon’s employee retirement and severance defined benefit plans were ¥29,245 million and ¥28,388 million for the nine months ended September 30, 2018 and 2017, respectively, and ¥9,908 million and ¥9,462 million for the three months ended September 30, 2018 and 2017, respectively, which are included in cost of sales and operating expenses in the consolidated statements of income. The components other than the service cost component included in other, net of other income (deductions) in consolidated statements of income were a net income of ¥12,680 million and ¥7,426 million for the nine months ended September 30, 2018 and 2017, respectively, and ¥4,274 million and ¥2,464 million for the three months ended September 30, 2018 and 2017, respectively.

Certain debt securities with original maturities of less than three months classified as available-for-sale securities of ¥40,500 million and ¥70,500 million at September 30, 2018 and December 31, 2017, respectively, are included in cash and cash equivalents in the consolidated balance sheets. Fair value for these securities approximates their cost.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(16)	Supplemental Information (continued)

Finance receivables represent financing leases which consist of sales-type leases and direct-financing leases resulting from the sales of Canon’s and complementary third-party products. These receivables typically have terms ranging from 1 year to 6 years. Finance receivables are ¥349,319 million and ¥342,239 million at September 30, 2018 and December 31, 2017, respectively. Finance receivables which are individually evaluated for impairment at September 30, 2018 and 2017 are not significant.

The activities in the allowance for credit losses are as follows:

Nine months ended September 30, 2018

Millions of yen
Balance at December 31, 2017	2,681

Charge-offs	(929)

Provision	738

Other	306

Balance at September 30, 2018	2,796

Nine months ended September 30, 2017

Millions of yen
Balance at December 31, 2016	2,325

Charge-offs	(1,171)

Provision	1,060

Other	365

Balance at September 30, 2017	2,579

Canon has policies in place to ensure that its products are sold to customers with an appropriate credit history, and continuously monitors its customers’ credit quality based on information including length of period in arrears, macroeconomic conditions, initiation of legal proceedings against customers and bankruptcy filings. The allowance for credit losses of finance receivables are evaluated collectively based on historical experience of credit losses. An additional reserve for individual accounts is recorded when Canon becomes aware of a customer’s inability to meet its financial obligations, such as in the case of bankruptcy filings. Finance receivables which are past due at September 30, 2018 and December 31, 2017 are not significant.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(17)	Segment Information

Canon operates its business in four segments: the Office Business Unit, the Imaging System Business Unit, the Medical System Business Unit, and the Industry and Others Business Unit, which are based on the organizational structure and information reviewed by Canon’s management to evaluate results and allocate resources.

Based on the realignment of Canon’s internal reporting and management structure, from the beginning of the third quarter of 2018, Canon has reclassified certain businesses from Office Business Unit to Industry and Others Business Unit. Segment information for the nine and three months ended September 30, 2018 have reflected this change. Operating results for the nine and three months ended September 30, 2017 also have been restated.

The primary products included in each segment are as follows:

Office Business Unit:	Office multifunction devices (MFDs) / Laser multifunction printers (MFPs)/ Laser printers / Digital continuous feed presses/ Digital sheet-fed presses / Wide-format printers / Document solutions

Imaging System Business Unit:

 Interchangeable-lens digital cameras / Digital compact cameras /

 Digital camcorders / Digital cinema cameras / Interchangeable lenses /

 Compact photo printers / Inkjet printers / Large format inkjet printers /

 Commercial photo printers / Image scanners / Multimedia projectors /

 Broadcast equipment / Calculators

Medical System Business Unit:

 Digital radiography systems / Diagnostic X-ray systems /

 Computed tomography (CT) systems /

 Magnetic resonance imaging (MRI) systems /

 Diagnostic ultrasound systems / Clinical chemistry analyzers /

 Ophthalmic equipment

Industry and Others Business Unit:

 Semiconductor lithography equipment /

 FPD (Flat panel display) lithography equipment /

 Vacuum thin-film deposition equipment /

 Organic LED (OLED) panel manufacturing equipment / Die bonders /

 Micromotors / Network cameras / Handy terminals /Document scanners

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(17)	Segment Information (continued)

Information about operating results for each segment for the nine months ended September 30, 2018 and 2017 is as follows:

	Office	Imaging System	Medical System	Industry and Others	Corporate and eliminations	Consolidated
	(Millions of yen)

2018:

Net sales:
External customers	1,333,537	710,107	319,211	530,742	–	2,893,597
Intersegment	2,192	526	180	76,329	(79,227)	–

Total	1,335,729	710,633	319,391	607,071	(79,227)	2,893,597
Operating cost and expenses	1,169,260	629,731	298,879	551,570	783	2,650,223

Operating profit	166,469	80,902	20,512	55,501	(80,010)	243,374

2017:

Net sales:
External customers	1,325,801	794,846	331,477	507,600	–	2,959,724
Intersegment	1,635	422	1,028	64,113	(67,198)	–

Total	1,327,436	795,268	332,505	571,713	(67,198)	2,959,724
Operating cost and expenses	1,171,678	678,376	314,940	533,426	16,287	2,714,707

Operating profit	155,758	116,892	17,565	38,287	(83,485)	245,017

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(17)	Segment Information (continued)

Information about operating results for each segment for the three months ended September 30, 2018 and 2017 is as follows:

	Office	Imaging System	Medical System	Industry and Others	Corporate and eliminations	Consolidated
	(Millions of yen)

2018:

Net sales:
External customers	429,417	228,103	107,556	161,422	–	926,498
Intersegment	936	230	82	26,839	(28,087)	–

Total	430,353	228,333	107,638	188,261	(28,087)	926,498
Operating cost and expenses	380,503	206,904	99,572	173,965	(2,774)	858,170

Operating profit	49,850	21,429	8,066	14,296	(25,313)	68,328

2017:

Net sales:
External customers	428,826	270,378	111,327	183,959	–	994,490
Intersegment	548	143	806	22,471	(23,968)	–

Total	429,374	270,521	112,133	206,430	(23,968)	994,490
Operating cost and expenses	386,101	231,355	104,636	188,817	5,586	916,495

Operating profit	43,273	39,166	7,497	17,613	(29,554)	77,995

The accounting policies of the segments are substantially the same as the accounting policies used in Canon’s quarterly consolidated financial statements. Canon evaluates performance of, and allocates resources to, each segment based on operating profit.

Operating profit of each segment includes certain other income and deductions, mainly consisting of net periodic pension cost other than service cost component. The other income and deductions included in its four business segments were ¥12,179 million and ¥7,826 million for the nine months ended September 30, 2018 and 2017, respectively, and ¥4,260 million and ¥2,318 million for the three months ended September 30, 2018 and 2017, respectively, which were deducted in corporate and eliminations.

Intersegment sales are recorded at the same prices used in transactions with third parties. Expenses not directly associated with specific segments are allocated based on the most reasonable measures applicable. Corporate expenses include certain corporate research and development expenses. Amortization costs of identified intangible assets resulting from the purchase price allocation of Canon Medical Systems Corporation are also included in corporate expenses.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(17)	Segment Information (continued)

Information about product sales to external customers by business unit for the nine months ended September 30, 2018 and 2017 is as follows:

	Millions of yen
	Nine months ended September 30, 2018	Nine months ended September 30, 2017

Office

Monochrome copiers	207,494	211,060

Color copiers	294,961	294,123

Printers	526,357	525,437

Others	304,725	295,181

Total	1,333,537	1,325,801

Imaging System

Cameras	423,731	494,970

Inkjet printers	221,638	230,129

Others	64,738	69,747

Total	710,107	794,846

Medical System

Diagnostic equipment	319,211	331,477

Industry and Others

Lithography equipment	150,879	138,485

Others	379,863	369,115

Total	530,742	507,600

Consolidated	2,893,597	2,959,724

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(17)	Segment Information (continued)

Information about product sales to external customers by business unit for the three months ended September 30, 2018 and 2017 is as follows:

	Millions of yen
	Three months ended September 30, 2018	Three months ended September 30, 2017

Office

Monochrome copiers	67,004	69,629

Color copiers	93,983	94,662

Printers	168,574	166,569

Others	99,856	97,966

Total	429,417	428,826

Imaging System

Cameras	130,846	168,741

Inkjet printers	76,488	78,149

Others	20,769	23,488

Total	228,103	270,378

Medical System

Diagnostic equipment	107,556	111,327

Industry and Others

Lithography equipment	44,280	54,545

Others	117,142	129,414

Total	161,422	183,959

Consolidated	926,498	994,490

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(17)	Segment Information (continued)

Information by major geographic area for the nine months ended September 30, 2018 and 2017 is as follows:

	Japan	Americas	Europe	Asia and Oceania	Total
	(Millions of yen)

2018:

Net sales:	633,803	770,875	735,259	753,660	2,893,597

2017:

Net sales:	642,136	804,238	739,311	774,039	2,959,724

Information by major geographic area for the three months ended September 30, 2018 and 2017 is as follows:

	Japan	Americas	Europe	Asia and Oceania	Total
	(Millions of yen)

2018:

Net sales:	205,349	259,314	228,652	233,183	926,498

2017:

Net sales:	200,672	274,092	243,756	275,970	994,490

Net sales are attributed to areas based on the location where the product is shipped to the customers.

(18)	Subsequent Event

Canon has entered into a share purchase agreement with Elliott International, L.P. and The Liverpool Limited Partnership dated October 22, 2018, under which Canon has agreed to purchase 7,825,516 shares of the consolidated subsidiary Axis AB (“Axis”), a consolidated subsidiary and purchased the shares with cash of ¥35,468 million on October 25, 2018 (the “Transaction”). As a result of the Transaction, Canon holds more than 90 percent (97.9 percent; 68,000,798 shares) of the total number of shares and votes in Axis. Accordingly, an application of delisting of Axis shares from the Nasdaq Stockholm has been approved. The last day of trading in Axis shares in the Nasdaq Stockholm will be November 13, 2018. Canon is also in the process of a compulsory acquisition procedure to acquire all of the remaining outstanding shares under the Swedish Companies Act. Going forward, Canon and Axis will continue to provide innovative network video solutions.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(2)	Other Information

The Board of Directors approved an interim cash dividend at the meeting held on July 26, 2018 as below:

1. Total amount of interim cash dividends:

86,380 million yen

2. Amount of an interim cash dividend per share:

80 yen

3. Payment date:

August 27, 2018

Note:

The interim dividend was paid to registered shareholders as of June 30, 2018.